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                                                                 Exhibit (a)(12)

                   RHODIA RECEIVES GERMAN ANTITRUST APPROVAL
                       FOR TENDER OFFER FOR CHIREX INC.

Paris, August 17, 2000. Rhodia, one of the world's leading specialty chemicals companies, received today early termination of the waiting period under the German Law Against Restraints on Competition relating to its tender offer to acquire all issued and outstanding shares of ChiRex Inc. ChiRex, whose common stock is publicly traded in the United States on The Nasdaq National Market ("NASDAQ"), is a provider of advanced process development services and manufacturing to the pharmaceutical industry. Pursuant to the merger agreement entered into on July 24, 2000 among Rhodia, Cousin Acquisition, Inc. and ChiRex, ChiRex shareholders will receive $31.25 per share in cash.

The offer is scheduled to expire at 12:00 midnight, New York City time, on Thursday, August 31, 2000, unless it is extended. The offer remains conditioned on, among other things, a majority of ChiRex outstanding shares being tendered into the offer.

Rhodia (NYSE: RHA), one of the world leaders in specialty chemicals, contributes to improving the quality of life by developing value-added products, services and solutions for the beauty, clothing, foodstuffs and healthcare markets as well as for the environment, transport and manufacturing industries. Including Albright & Wilson, Rhodia employs 30,000 people worldwide and recorded pro-forma sales of 6.7 billion euros in 1999. Rhodia is listed on the Paris and New York stock exchanges.

ChiRex Inc. ("ChiRex") stockholders are advised to read the tender offer statement regarding the acquisition of ChiRex referenced in this press release, filed by Rhodia and Cousin Acquisition, Inc. with the Securities and Exchange Commission the ("SEC") and the related solicitation/recommendation statement filed by ChiRex with the SEC. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement contain important information which should be read carefully before any decision is made with respect to the offer. These documents are available to all stockholders of ChiRex, at no expense to them. These documents are also available at no charge at the SEC's website at www.sec.gov.
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Rhodia Contacts

Press Relations
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Jean-Christophe Huertas    Tel: 33 (0) 1 55 38 42 51

Investor Relations
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Angelina Palus             Tel: 33 (0) 1 55 38 42 99
Sylvie Marchal             Tel: 33 (0) 1 55 38 41 79

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